May 4, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mr. Jorge Bonilla – Senior Staff Accountant

Division of Corporation Finance

Re:	ERP Operating Limited Partnership (the “Partnership”)

File No. 000-24920

Form 10-K for the year ended December 31, 2008

Dear Mr. Bonilla:

Please find below our response to the comment letter dated April 20, 2009. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008.

Form 10-K for the year ended December 31, 2008

Financial Statements and Notes

Note 3 – Partners’ Capital, pages F-20 – F-23

1.	We note that subject to certain restrictions, the Limited Partners may exchange its OP Units for common shares of Equity Residential on one-for-one basis. Please clarify and consider disclosing the redemption terms of your OP Units. Your discussion should describe who controls the redemption option and whether any aspect of the redemption feature would require cash settlement. In addition, please tell us how you considered these redemption terms and its impact on your accounting and presentation of the OP Units. Reference is made to EITF Topic D-98.

The holders of the limited partnership units of the Partnership have no right granted by the Partnership or required to be fulfilled by the Partnership to have their OP Units redeemed for cash, securities or otherwise. The exchange rights for the Limited Partners are provided for in the Sixth Amended and Restated ERP Operating Limited Partnership Agreement of Limited Partnership (the “Sixth Restated Agreement”) which became effective on March 12, 2009. Prior to that date, the Partnership was governed by the Fifth Amended and Restated ERP Operating Limited Partnership Agreement of Limited Partnership dated August 1, 1998 (the “Fifth Restated Agreement”) and the Assignment and Assumption Agreement dated

Mr. Jorge Bonilla

May 4, 2009

December 19, 2003. The Sixth Restated Agreement, among other things, incorporated the material provisions of the Assignment and Assumption Agreement directly into the partnership agreement of the Partnership. The Sixth Restated Agreement, the Fifth Restated Agreement and the Assignment and Assumption Agreement are collectively referred to as the “Partnership Agreement” since the rights of limited partners in 2008 and 2009 under all of the referenced documents with respect to their exchange rights are substantially identical.

In the Partnership Agreement, Equity Residential (“EQR”), in its individual capacity and not when acting as the General Partner of the Partnership, has agreed as you noted, to exchange its common shares (the “Common Shares”) for OP Units on a one-for-one basis. The Limited Partners right to exchange OP Units is suspended at such time or times where such exchange would jeopardize Equity Residential’s REIT status or violate securities laws. The Partnership has the right but not the obligation to make a cash payment to any OP Unit holder requesting an exchange from Equity Residential at the market price of Common Shares on the day before the notice requesting an exchange is furnished to Equity Residential and the Partnership. The Limited Partner controls when to request an exchange and EQR has an obligation to issue its shares in exchange and the Partnership controls whether to intercede in that exchange and exercise its option to make a cash payment to the Limited Partner. No aspect of the exchange feature would require a cash settlement by the Partnership under any circumstances. The Partnership’s equity capital remains unchanged by the exchange of OP Units for Common Shares. From the Partnership’s perspective, all that happens in an exchange is that ownership of its OP Units has transferred from one holder (a Limited Partner) to another holder (the General Partner). As previously stated, the Partnership has no obligations with respect to such exchanges of its OP Units.

In evaluating the exchange terms of the OP Units, we reviewed both EITF D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). EITF D-98 requires securities redeemable for cash to be classified outside of permanent equity if redeemable at (1) a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event not solely within the control of the issuer. No aspect of the exchange feature would require a cash settlement by the Partnership under any circumstances. EITF D-98 cites Regulation S-X Rule 5-02.28 which requires securities with redemption features not solely within the control of the issuer be classified outside of permanent equity. The specific facts and circumstances surrounding the Partnership, its Limited Partners’ OP Units and the optional redemption features were all considered.

We also considered the guidance in EITF 00-19 in the event you considered a review of such guidance pertinent to the Partnership. Recall that the Operating Partnership has the right but not the obligation to make a cash payment to any OP Unit holder requesting an exchange at the market price of Equity Residential common shares on the day before the notice

Mr. Jorge Bonilla

May 4, 2009

requesting an exchange is furnished to Equity Residential and the Partnership. We have included our EITF 00-19 analysis relating to EQR to put the facts and our discussion relating to the Partnership in context in order that the staff can review in one place all of the provisions relating to a limited partner’s exchange right.

EITF 00-19 allows a company with a choice of net-cash settlement or settlement in shares to assume settlement in shares provided the conditions of paragraphs 12-32 are met. Each condition as it pertains to the Partnership and EQR is addressed below:

The contract permits the company to settle in unregistered shares.

The Partnership has no obligation to deliver Common Shares or any other security. The Partnership may elect to settle in cash but absent such an election, Equity Residential is required to settle in its Common Shares. See further discussion below as to how this item impacts Equity Residential.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Partnership has no obligation to deliver Common Shares or any other security. As of December 31, 2008, Equity Residential had 671.1 million Common Shares authorized and available for issuance as compared to 16.7 million Limited Partner OP Units outstanding at that date that were eligible for exchange subject to the provisions of the Partnership Agreement.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Partnership has no obligation to deliver Common Shares or any other security. Equity Residential has sufficient authorized and unissued shares available with which to exchange on a one-for-one basis for the fixed number (16.7 million as of December 31, 2008) of Limited Partner OP Units.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Neither the Partnership nor Equity Residential has obligated itself to make any cash payment in the event of a failure to make timely filings with the SEC.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Mr. Jorge Bonilla

May 4, 2009

The Partnership has no obligation to deliver Common Shares or any other security or to make any “top-off” or “make-whole” payments. Once Equity Residential issues shares to a counterparty, if consideration to the counterparty in subsequent sales of the shares is insufficient, there is no further obligation by Equity Residential to “top-off” or make-whole” for any shortfalls.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

No aspect of the exchange provision of the Partnership Agreement would require a cash settlement by Equity Residential or the Partnership under any circumstances.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions indicating that the Limited Partner OP Units rank higher than those of any other partner in the Partnership or shareholder in Equity Residential.

There is no requirement in the contract to post collateral at any point or for any reason.

There are no provisions requiring the Partnership or Equity Residential to post collateral.

The Partnership meets all of the requirements prescribed by EITF 00-19 for equity classification.

The Partnership Agreement provision which governs the exchange of OP Units for Common Shares is between the Limited Partner OP Unit holders and EQR, in its capacity as a Maryland trust and not in its capacity as the General Partner of the Partnership. The Partnership has the right but not the obligation to redeem an OP Unit for cash, but absent a choice to do so, the OP Unit holder’s only contractual right is to tender the OP Units for exchange with Equity Residential for its Common Shares. All OP Units tendered for exchange continue to be issued and outstanding capital units of the Partnership. Given the above considerations, we believe the accounting treatment and presentation of the Limited Partners’ OP Units is appropriately reflected in the permanent equity of the Partnership.

Mr. Jorge Bonilla

May 4, 2009

For the information of the staff, an evaluation of the Limited Partners’ OP Units as they relate to Equity Residential’s capital structure was performed. Equity Residential has determined approximately half of its noncontrolling operating partnership interests are entitled to receive a registered share of its stock upon conversion, either by contract or as a requirement of satisfying securities laws. Since the ability to deliver a registered share is beyond Equity Residential’s control in accordance with the guidance in paragraphs 14-18 of EITF 00-19, it will leave these interests in the mezzanine section of the balance sheet and reclassify the remaining amount to permanent equity. Equity Residential will avail itself of the transitional guidance provided for in EITF D-98 and Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, with respect to marking the component in mezzanine equity in prior periods to the greater of market or carrying value.

In all future filings, the Partnership will revise its disclosure in footnote 3 as follows:

Existing disclosure as revised – “The limited partners of the Operating Partnership as of (balance sheet date) include various individuals and entities that contributed their properties to the Operating Partnership in exchange for OP Units. Subject to certain exceptions, the Limited Partners may exchange their OP Units with EQR for EQR Common Shares on a one-for-one basis.”

Proposed additional disclosure – “The Operating Partnership has the right but not the obligation to make a cash payment to any holder of OP Units requesting an exchange from EQR at the market price of EQR’s Common Shares. However, no aspect of an exchange requires a cash settlement by the Operating Partnership under any circumstances.”

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jorge Bonilla

May 4, 2009

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

ERP Operating Limited Partnership By Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Bruce C. Strohm
Bruce C. Strohm
Executive Vice President and General Counsel

/s/ Ian S. Kaufman
Ian S. Kaufman
First Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP

R. Neil Miller, DLA Piper LLP (US)